[redacted]

SEC Mail Processing Section

NOV 21 2011

Washington, DC 105

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53457

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/10 (MM/DD/YY) AND ENDING 09/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Crescent Securities Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8750 N. Central Expwy., Suite 750
(No. and Street)

Dallas (City) Texas (State) 75231 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300 (Address) Dallas (City) TX (State) 75231 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Travis Nick Duren, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Crescent Securities Group, Inc., as of September 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BEVERLY D. DAVIS
Notary Public, State of Texas
My Commission Expires
May 06, 2012

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CRESCENT SECURITIES GROUP, INC.

REPORT PURSUANT TO RULE 17a-5(d)

FOR THE YEAR ENDED SEPTEMBER 30, 2011

CRESCENT SECURITIES GROUP, INC.

CONTENTS

		PAGE
INDEPENDENT AUDITOR'S REPORT		1
STATEMENT OF FINANCIAL CONDITION		2
STATEMENT OF INCOME		3
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY		4
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS		5
STATEMENT OF CASH FLOWS		6
NOTES TO FINANCIAL STATEMENTS		7 - 9
SUPPORTING SCHEDULES		
Schedule I:	Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	11 - 12
Schedule II:	Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	13
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5		15 - 16
INDEPENDENT AUDITOR'S REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5		18 - 20

ACCOUNTANTS
CONSULTANTS

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464
972.387.4300
800.834.8586
972.960.2810 fax

www.cfllp.com

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
Crescent Securities Group, Inc.

We have audited the accompanying statement of financial condition of Crescent Securities Group, Inc. as of September 30, 2011 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Crescent Securities Group, Inc. as of September 30, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF&Co., LLP

C F & Co., L.L.P.

Dallas, Texas
November 16, 2011

CRESCENT SECURITIES GROUP, INC.
Statement of Financial Condition
September 30, 2011

ASSETS

Cash	$	15,433
Commissions receivable		16,160
Receivable from broker/dealer		1,887,662
Loans to employees		1,000
Loans to officers		55,763
Total Assets	$	1,976,018

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	1,671,366
Total liabilities		1,671,366
Stockholders' equity:		
Common stock, 100,000 shares authorized with no par value, 1,000 shares issued and outstanding		55,000
Retained earnings		897,058
Loan to Parent		(647,406)
Total stockholders' equity		304,652
Total Liabilities and Stockholder's Equity	$	1,976,018

The accompanying notes are an integral part of these financial statements.

CRESCENT SECURITIES GROUP, INC.
Statement of Income
For the Year Ended September 30, 2011

Revenue:	
Securities commissions	$ 18,940,833
Sale of investment company shares	64,752
Other income	10,011
	19,015,596
Expenses:	
Employee compensation and benefits	17,350,096
Commissions and clearance paid to all other brokers	129,137
Communication	5,812
Occupancy and equipment cost	22,833
Regulatory fees and expenses	83,938
Interest expense	483,701
Other expenses	97,015
	18,172,532
Net income before income taxes	843,064
Provision for federal income taxes	368,175
Net Income	$ 474,889

The accompanying notes are an integral part of these financial statements.

CRESCENT SECURITIES GROUP, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended September 30, 2011

Balance, September 30, 2010	$	--
Increases		--
Decreases		--
Balance, September 30, 2011	$	--

The accompanying notes are an integral part of these financial statements.

CRESCENT SECURITIES GROUP, INC.
Statement of Cash Flows
For the Year Ended September 30, 2011

Cash flows from operating activities	
Net income	$ 474,889
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Change in assets and liabilities:	
Increase in commissions receivable	(3,055)
Increase in receivable from broker/dealer	(1,829,741)
Decrease in loans to employees	80,473
Increase in accounts payable and accrued liabilities	1,637,462
Net cash provided (used) by operating activities	360,028
Cash flows from investing activities	
Net cash provided (used) by investing activities	--
Cash flows from financing activities	
Repayment on loan from Parent	(733,422)
Proceeds on loan from Parent	497,719
Dividends paid	(191,000)
Net cash provided (used) by financing activities	(426,703)
Net decrease in cash	(66,675)
Beginning cash	82,108
Ending cash	$ 15,433
Supplemental Disclosures	
Cash paid for:	
Interest	$ 483,701
Income taxes	$ --

The accompanying notes are an integral part of these financial statements.

Note 1 - Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Crescent Securities Group, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under SEC Rule 15c3-3 (k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company is a wholly-owned subsidiary of Duren/McNairy Holdings, Inc. (the "Parent").

The majority of the Company's customers are located in Texas.

A significant amount of commissions for the year ended September 30, 2011 was due to the sale of government backed collateralized mortgage obligations. The Company incurred finance charges related to the extended settlement of these transactions. The interest rate charged at September 30, 2011 was 3.25%. The Company incurred $483,701 in finance charges for the year ended September 30, 2011.

Revenue Recognition

Security transactions are recorded on a trade date basis. Commission income and expenses are recorded on a settlement date basis, generally the third business day following the transaction. If materially different, commission income and expenses are recorded on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2011, the Company had net capital of approximately $247,883 and net capital requirements of $111,430. The Company's ratio of aggregate indebtedness to net capital was 6.74 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Income Taxes

The Company files a consolidated federal income tax return with the Parent. Income taxes are recorded using the separate company method to comply with FASB ASC 740. Any resulting provision or benefit for income taxes is recorded as receivable from or payable to the Parent. There was no payable due to the Parent at September 30, 2011 related to income taxes.

Management evaluates income tax positions based on a predetermined threshold of whether the positions taken will be sustained on examination. Uncertain tax positions are reduced by a liability for a contingent loss that is recorded either when the threshold is no longer met or when it becomes probable that a payment will be made to the taxing authority.

The Parent's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years.

Note 5 - Related Party Consulting Agreements

The Parent has agreed by contract to provide telephone service, administrative services, office equipment and other overhead expenses to the Company. Expenses incurred under this contract through September 30, 2011 were $122,954. The Company's results could be different as a result of this related party relationship.

Note 6 - Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. Management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 7 - Loan to Parent

The loan of $647,406 to Parent is a non-interest bearing note due with no terms. It is reflected as a contra equity account.

Note 8 - Subsequent Events

The Company has reviewed subsequent events that have occurred after September 30, 2011, through November 16, 2011, the date the financial statements were available for issuance. During this period, the Company did not have any material subsequent events.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

For the Year Ended

September 30, 2011

Schedule I

CRESCENT SECURITIES GROUP, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of September 30, 2011

COMUTATION OF NET CAPITAL

Total stockholders' equity qualified for net capital		$ 304,652
Add:		
Other deductions or allowable credits		--
Total capital and allowable subordinated liabilities		304,652
Deductions and/or charges		
Non-allowable assets:		
Loans to employees	$ 1,000	
Loans to officers	55,763	(56,763)
Net capital before haircuts on securities positions		247,889
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		6
Net capital		$ 247,883

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued liabilities	$ 1,671,366
Total aggregate indebtedness	$ 1,671,366

Schedule I (continued)

CRESCENT SECURITIES GROUP, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of September 30, 2011

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 111,430
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 111,430
Net capital in excess of minimum required	$ 136,453
Excess net capital at 1000%	$ 80,746
Ratio: Aggregate indebtedness to net capital	6.74 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There was no material difference in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

CRESCENT SECURITIES GROUP, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of September 30, 2011

Exemptive Provisions

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firms:	Southwest Securities, Inc. First Southwest Company

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

For the Year Ended

September 30, 2011

CF ACCOUNTANTS CONSULTANTS

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464
972.387.4300
800.834.8586
972.960.2810 fax

www.cfllp.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholders
Crescent Securities Group, Inc.

In planning and performing our audit of the financial statements and supplemental information of Crescent Securities Group, Inc. (the "Company"), as of and for the year ended September 30, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such compliance with practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in compliance with making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
November 16, 2011

Independent Auditor's Report

On The SIPC Annual Assessment

Required By SEC Rule 17a-5

For the Year Ended

September 30, 2011

CF ACCOUNTANTS CONSULTANTS

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464
972.387.4300
800.834.8586
972.960.2810 fax

www.cfllp.com

INDEPENDENT AUDITOR'S REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholders
Crescent Securities Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2011, which were agreed to by Crescent Securities Group, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Crescent Securities Group, Inc.'s compliance with the applicable instructions of the Form SIPC-7. Management is responsible for Crescent Securities Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries (cash disbursements journal) noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2011 with the amounts reported in Form SIPC-7 for the year ended September 30, 2011 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
November 16, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended September 30, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for urposes of the audit requirement of SEC Rule 17a-5:

053457 FINRA SEP
CRESCENT SECURITIES GROUP INC
8750 N CENTRAL EXPY STE 750
DALLAS TX 75231-6421

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

. A. General Assessment (item 2e from page 2) $ 45,689

B. Less payment made with SIPC-6 filed (exclude interest) (27,966)
May 10, 2011
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 17,723

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 17,723

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 17,723

H. Overpayment carried forward $( )

Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

ıe SIPC member submitting this form and the ırson by whom it is executed represent thereby at all information contained herein is true, correct ıd complete.

Crescent Securities Group, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

President
(Title)

ıated the 7 day of November , 2011 .

ıis form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form r a period of not less than 6 years, the latest 2 years in an easily accessible place.

Paid Ck Date
$17,723 3952 11.7.11

SIPC REVIEWER
Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 10/1, 2010
and ending 9/30, 2011

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 19,015,598
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	-0-
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	125,982
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	130,393
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 483,701	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 337,968	
Enter the greater of line (i) or (ii)	483,701
Total deductions	740,076
2d. SIPC Net Operating Revenues	$ 18,275,522
2e. General Assessment @ .0025	$ 45,689

(to page 1, line 2.A.)

CRESCENT SECURITIES GROUP, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended September 30, 2011

	Common Stock	Retained Earnings	Loan to Parent	Total
Balances at, September 30, 2010	$ 55,000	$ 613,169	$ (411,703)	$ 256,466
Increase in loan to Parent			(235,703)	(235,703)
Net income		474,889		474,889
Dividends paid		(191,000)		(191,000)
Balances at, September 30, 2011	$ 55,000	$ 897,058	$ (647,406)	$ 304,652

The accompanying notes are an integral part of these financial statements.